UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CapStar Financial Holdings, Inc.

(Name of Issuer)

Common Stock,

$1.00 par value per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	Page 2 of 5 Pages

(1)	Names of reporting persons GSD Family Investments, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Tennessee
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 656,397 (1)
(7) Sole dispositive power
(8) Shared dispositive power 656,397 (1)
(9)	Aggregate amount beneficially owned by each reporting person 656,397 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.8%
(12)	Type of reporting person (see instructions) OO

(1)	Includes 42,175 shares of CapStar Financial Holdings, Inc.’s common stock underlying warrants that are currently exercisable. Jeff Gould, as manager of the Reporting Person, possesses the voting and investment power with respect to the securities beneficially owned by the Reporting Person and may be deemed the beneficial owner of such securities.

Page 3 of 5 Pages

Item 1(a) Name of issuer: CapStar Financial Holdings, Inc.

Item 1(b) Address of issuer’s principal executive offices: 201 4th Avenue North, Suite 950, Nashville, TN 37219

2(a) Name of person filing:

GSD Family Investments, LLC

2(b) Address or principal business office or, if none, residence:

1163 Gateway Lane, Nashville, TN 37220

2(c) Citizenship:

Tennessee

2(d) Title of class of securities:

Common Stock, $1.00 par value per share

2(e) CUSIP No.: 14070T102

Page 4 of 5 Pages

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 656,397 (1)

As previously disclosed, the Reporting Person is party to the Second Amended and Restated Shareholders’ Agreement (the “Agreement”) with CapStar Financial Holdings, Inc. and certain additional shareholders (the “Parties”). Although the Parties might be deemed to constitute a group for purposes of Section 13(d) because they are parties to the SARSA, the Reporting Person disclaims membership in any such group and disclaims beneficial ownership of any of the securities of CapStar Financial Holdings, Inc. held by the other Parties. The SARSA is filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on August 29, 2016.

(b)	Percent of class: 5.8%.

Percent of class determined based on 11,246,690 shares of CapStar Financial Holdings, Inc.’s Common Stock deemed to be outstanding as of December 31, 2016, calculated as the sum of (a) 11,204,515 shares of Common Stock outstanding on December 31, 2016, as disclosed in CapStar Financial Holdings, Inc.’s Current Report on Form 8-K filed on January 30, 2017, and (b) 42,175 shares of Common Stock underlying warrants that are currently exercisable by the Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote                     .

(ii) Shared power to vote or to direct the vote 656,397 (1).

(iii) Sole power to dispose or to direct the disposition of                     .

(iv) Shared power to dispose or to direct the disposition of 656,397 (1).

(1)	Includes 42,175 shares of CapStar Financial Holdings, Inc.’s common stock underlying warrants that are currently exercisable. Jeff Gould, as manager of the Reporting Person, possesses the voting and investment power with respect to the securities beneficially owned by the Reporting Person and may be deemed the beneficial owner of such securities.

Page 5 of 5 Pages

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017	Signature:	/s/ Jeffrey R. Gould
	Name:	Jeffrey R. Gould
	Title:	Manager